SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 May 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 8 May 2025
99.2	Director/PDMR Shareholding dated 14 May 2025

Exhibit No: 99.1

8 May 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 7 May 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 7 May

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	452	0	0	0	0
Highest price paid (per ordinary share)	£ 85.1400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 83.8800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 84.4215	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,564,849 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

 http://www.rns-pdf.londonstockexchange.com/rns/7877H_1-2025-5-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:        Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                      Joe Simpson (+44 (0)7976 862 072)
Media Relations:           Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        452 (ISIN: GB00BHJYC057)

Date of Purchases:       7 May 2025

Investment firm:           MLI

Exhibit No: 99.2

 InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that, on 14 May 2025, awards in respect of the following number of shares were granted under the Company's Deferred Award Plan for the 2025-2027 cycle:

Name of PDMR	Number of shares
Elie Maalouf	118,252
Michael Glover	45,106
Daniel Aylmer	8,391
Heather Balsley	13,228
Jolyon Bulley	20,591
Yasmin Diamond	11,178
Jolie Fleming	11,826
Nicolette Henfrey	12,586
Wayne Hoare	14,667
Kenneth Macpherson	13,755

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 118,252 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 45,106 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daniel Aylmer
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 8,391 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 13,228 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 20,591 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 11,178 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 11,826 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 12,586 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 14,667 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2025-2027 cycle
c)	Price(s) and volume(s)
Conditional rights over a total of 13,755 free shares; the number of shares calculated by reference to a price of GBP 88.37, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2025-05-14
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	16 May 2025